Filed Pursuant to Rule 433
Registration No. 333-228471
January 7, 2019

The following information is a Summary of Material Modifications/Notice of Changes to certain plan provisions under the LNL Agents'401(k) Savings Plan (the "Plan").  For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus.  Additionally, you may log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500 for more information.

Effective as of January 13, 2018, the following definition reads as follows:

Pensionable Earnings (pages 20-21 of the SPD/Prospectus)

Pensionable Earnings

Pensionable Earnings are defined as all first year and renewal commissions paid to you during the Plan Year for proprietary life insurance, annuity and retirement plan services products while you have a contract with us.  Pensionable Earnings also include the following items*:

•	production bonuses;
•	agent or sales manager subsidies;
•	training allowances;
•	overrides;
•	service fees; and
•
amounts not included in gross income under a cafeteria plan as described under Internal Revenue Code ("Code") section 125 and elective deferrals under a cash or deferred arrangement under Code section 402(e)(3).

Pensionable Earnings exclude the following items*:

•	commissions or fees from the sale of non-proprietary products;
•	compensation paid under a broker contract;
•	amounts deferred under a non-qualified deferred compensation plan under Code section 409A;
•	Company contributions or credits (including matches) made under other plans;
•	prize awards;
•	moving expenses;
•	retired agent bonuses;
•	agency expense allowances;
•	commissions or fees paid by the Company's group protection business;
•	commissions or fees paid by Lincoln Financial Securities Corporation (formerly known as Jefferson Pilot Securities Corporation) or any of its affiliates;
•	commissions or fees paid with respect to policies issued by any other insurance company where LNC assumed insurance obligations;
•	expenses charged, paid, or reimbursed relating to conventions, sales meetings, or similar events;
•	commissions or fees paid under the permanent fixed life and annuity program;

•	additional payouts under any producer group arrangement;
•	proceeds from stock appreciation rights awards;
•	any loan payments made in connection with an apprenticeship loan program; and
•
commissions or fees paid during the Plan Year related to qualified fixed indexed annuity contracts, qualified variable annuity contracts and qualified group retirement contracts that constitute an employee pension benefit plan under ERISA section 3(2)(A) established after June 9, 2017, and transition payments made by the Company's retirement plan services business unit after June 9, 2017 (AG2K and NYAG contract holders only).

*	Not all of the items of compensation enumerated above (either included or excluded from Pensionable Earnings) are applicable to every participant.

Your participation in the Plan is voluntary and we make no recommendations as to whether you should or should not participate.

The Plan Sponsor changed the Plan, in order to reflect the manner in which the Plan has been administered since December 31, 2015, to read as follows:

(The first paragraph of "Vesting" on page 25 of the SPD/Prospectus)

You are fully vested in any of your Pre-Tax, Roth 401(k), After-Tax, Rollover and Roth 401(k) Rollover Contributions under the Plan at all times.

Effective as of December 31, 2018, the Plan Sponsor changed the Plan as follows:

(The second bullet point under the second paragraph of "Hardship Withdrawals" on page 28 of the SPD/Prospectus)

➢
with respect to hardship withdrawals taken prior to January 1, 2019, you may not make any Pre-Tax Contributions or Roth 401(k) Contributions to the Plan, or to any other pension, profit-sharing or deferred compensation plan sponsored by us, for 6 months from the date of receipt of the hardship withdrawal.

➢
with respect to hardship withdrawals taken after December 31, 2018, you may continue to make Pre-Tax Contributions or Roth 401(k) Contributions to the Plan, or to any other pension, profit-sharing or deferred compensation plan sponsored by us after the date of receipt of the hardship withdrawal.

(The second paragraph of "How Loans Affect Your Plan Account" on page 1 of the Supplement on Plan Loans which is incorporated into the SPD/Prospectus)

The actual money you borrow is removed from your account in the following order (and each step includes related investment earnings):

1.	pre-tax contribution account;
2.	Roth 401(k) contribution account;
3.	after-tax contribution account;
4.	rollover contribution account;
5.	Roth 401(k) rollover contribution account;
6.	matured company contribution account; and
7.	non-matured company contribution account.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.